UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

-------------

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

WARRANTECH CORPORATION

(Name of Issuer)

Common Stock, $0.007 Par Value

(Title of Class of Securities)

934648304

(Cusip Number)

Bret Wiener

WT Acquisition Holdings, LLC

1001 Brickell Bay Drive, 27th Floor

Miami, Florida 33131

(305) 379-2322

With copies to:

Brooks B. Gruemmer

McDermott Will & Emery LLP

227 W. Monroe Street

Chicago, Illinois 60606

(312) 372-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 7, 2006

(Date of Event Which Requires Filing of this Statement)

CUSIP No. 934648304	Page 2 of 15

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 934648304	Page 3 of 15

1.	Name of Reporting Person: WT Acquisition Holdings, LLC	I.R.S. Identification Nos. of above persons (entities only):

2.		Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒

3.		SEC Use Only:

4.		Source of Funds (See Instructions): BK; AF; OO

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.		Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7. SOLE VOTING POWER 4,584,190*

8. SHARED VOTING POWER 5,034,990*

9. SOLE DISPOSITIVE POWER 4,584,190*

10. SHARED DISPOSITIVE POWER -0-

11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 5,034,990*

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.		Percent of Class Represented by Amount in Row (11): 35.5%

14.		Type of Reporting Person (See Instructions): OO

*

Beneficial ownership is based solely on the provisions of the Stockholder Voting Agreements described in Item 6 of this Schedule 13D pursuant to which the Principal Stockholders have agreed to vote the shares of Common Stock shown here as beneficially owned by the Reporting Person in favor of the transactions contemplated by the Merger Agreement, and to grant a proxy to Parent to vote such shares of Common Stock shown here as beneficially owned by the Reporting Person in favor of the transactions contemplated by the Merger Agreement. In addition, Joel San Antonio, the Company’s Chairman and Chief Executive Officer, William Tweed, a former Director of the Company, and one other stockholder granted options to Parent to purchase their respective shares for $0.75 per share, exercisable currently and for a period of twelve months following termination of the Merger Agreement.

CUSIP No. 934648304	Page 4 of 15

1.	Name of Reporting Person: H.I.G. Wtech, Inc.	I.R.S. Identification Nos. of above persons (entities only):

2.		Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒

3.		SEC Use Only:

4.		Source of Funds (See Instructions): BK; AF; OO

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.		Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7. SOLE VOTING POWER 4,584,190*

8. SHARED VOTING POWER 5,034,990*

9. SOLE DISPOSITIVE POWER 4,584,190*

10. SHARED DISPOSITIVE POWER -0-

11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 5,034,990*

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.		Percent of Class Represented by Amount in Row (11): 35.5%

14.		Type of Reporting Person (See Instructions): CO

*

Beneficial ownership is based solely on the provisions of the Stockholder Voting Agreements described in Item 6 of this Schedule 13D pursuant to which the Principal Stockholders have agreed to vote the shares of Common Stock shown here as beneficially owned by the Reporting Person in favor of the transactions contemplated by the Merger Agreement, and to grant a proxy to Parent to vote such shares of Common Stock shown here as beneficially owned by the Reporting Person in favor of the transactions contemplated by the Merger Agreement. In addition, Joel San Antonio, the Company’s Chairman and Chief Executive Officer, William Tweed, a former Director of the Company, and one other stockholder granted options to Parent to purchase their respective shares for $0.75 per share, exercisable currently and for a period of twelve months following termination of the Merger Agreement.

CUSIP No. 934648304	Page 5 of 15

1.	Name of Reporting Person: H.I.G. Wtech Partners II, Inc.	I.R.S. Identification Nos. of above persons (entities only):

2.		Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒

3.		SEC Use Only:

4.		Source of Funds (See Instructions): BK; AF; OO

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.		Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7. SOLE VOTING POWER 4,584,190*

8. SHARED VOTING POWER 5,034,990*

9. SOLE DISPOSITIVE POWER 4,584,190*

10. SHARED DISPOSITIVE POWER -0-

11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 5,034,990*

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.		Percent of Class Represented by Amount in Row (11): 35.5%

14.		Type of Reporting Person (See Instructions): CO

*

Beneficial ownership is based solely on the provisions of the Stockholder Voting Agreements described in Item 6 of this Schedule 13D pursuant to which the Principal Stockholders have agreed to vote the shares of Common Stock shown here as beneficially owned by the Reporting Person in favor of the transactions contemplated by the Merger Agreement, and to grant a proxy to Parent to vote such shares of Common Stock shown here as beneficially owned by the Reporting Person in favor of the transactions contemplated by the Merger Agreement. In addition, Joel San Antonio, the Company’s Chairman and Chief Executive Officer, William Tweed, a former Director of the Company, and one other stockholder granted options to Parent to purchase their respective shares for $0.75 per share, exercisable currently and for a period of twelve months following termination of the Merger Agreement.

CUSIP No. 934648304	Page 6 of 15

1.	Name of Reporting Person: H.I.G. Capital Partners III, L.P.	I.R.S. Identification Nos. of above persons (entities only):

2.		Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒

3.		SEC Use Only:

4.		Source of Funds (See Instructions): BK; AF; OO

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.		Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7. SOLE VOTING POWER 4,584,190*

8. SHARED VOTING POWER 5,034,990*

9. SOLE DISPOSITIVE POWER 4,584,190*

10. SHARED DISPOSITIVE POWER -0-

11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 5,034,990*

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.		Percent of Class Represented by Amount in Row (11): 35.5%

14.		Type of Reporting Person (See Instructions): PN

*

Beneficial ownership is based solely on the provisions of the Stockholder Voting Agreements described in Item 6 of this Schedule 13D pursuant to which the Principal Stockholders have agreed to vote the shares of Common Stock shown here as beneficially owned by the Reporting Person in favor of the transactions contemplated by the Merger Agreement, and to grant a proxy to Parent to vote such shares of Common Stock shown here as beneficially owned by the Reporting Person in favor of the transactions contemplated by the Merger Agreement. In addition, Joel San Antonio, the Company’s Chairman and Chief Executive Officer, William Tweed, a former Director of the Company, and one other stockholder granted options to Parent to purchase their respective shares for $0.75 per share, exercisable currently and for a period of twelve months following termination of the Merger Agreement.

CUSIP No. 934648304	Page 7 of 15

This statement on Schedule 13D (this “Schedule 13D”) relates to the Agreement and Plan of Merger, dated as of June 7, 2006 (the “Merger Agreement”), by and among WT Acquisition Holdings, LLC, a limited liability company organized under the laws of the State of Delaware (“Parent”), WT Acquisition Corp., a corporation organized under the laws of the State of Nevada (the “Merger Sub”), and Warrantech Corporation, a corporation organized under the laws of the State of Nevada (the “Company”), and the transactions contemplated thereby. A copy of the Merger Agreement is attached as Exhibit 99.1 hereto. The Merger Agreement contemplates that, subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing after the merger as the surviving corporation (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of the Company’s Common Stock will be converted into the right to receive $0.75 in cash, without interest.

In connection with the execution of the Merger Agreement, certain of the Company's principal stockholders holding in the aggregate 35.5% of the Company's issued and outstanding common stock (the “Principal Stockholders”) entered into stockholder voting agreements with Parent and/or Parent and the Company (the “Company Stockholder Agreements”), pursuant to which, among other things, the Principal Stockholders agreed to vote their shares of common stock in favor of the Merger and against any other acquisition proposal for a period of twelve months following termination of the Merger Agreement except in certain circumstances. In the Company Stockholder Agreement with Joel San Antonio, the Company's Chairman and Chief Executive Officer, Mr. San Antonio granted an option to Parent to purchase his shares for $0.75 per share exercisable currently and for a period of twelve months following termination of the Merger Agreement. In addition, Parent agreed to grant to Mr. San Antonio, after the effective time of the Merger, a common equity award equal to 22.5% of the common equity interests in Parent. William Tweed, a former director of the Company, and an additional stockholder of the Company also entered into an agreement containing the terms of the Company Stockholder Agreements, and also granted an option to Parent to purchase their shares for $0.75 per share exercisable currently for a period of twelve months following termination of the Merger Agreement.

The description of the Merger Agreement and the Company Stockholder Agreements is qualified in its entirety by the terms and conditions of the Merger Agreement and the Company Stockholder Agreements, forms of which are filed as Exhibits 99.1 through 99.4 hereto, and are incorporated herein by reference.

Item 1. Security and Issuer

The Schedule 13D relates to the shares of Common Stock of the Company. The principal executive offices of the Company are located at 2200 Highway 121, Suite 100, Bedford, Texas.

Item 2. Identity and Background

This Schedule 13D is being filed by Parent, H.I.G. Wtech, Inc., a corporation organized under the laws of the Cayman Islands (“HIG Wtech”), H.I.G. Wtech Partners II, Inc., a corporation organized under the laws of the Cayman Islands (“HIG Wtech Partners”), and H.I.G. Capital Partners III, L.P., a private investment fund organized as a limited partnership under the laws of the State of Delaware (“HIG Capital Partners” and, together with Parent, HIG Wtech, and HIG Wtech Partners, the “Reporting Persons”). The Reporting Persons are filing this Schedule 13D because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act, with respect to the transaction described in Item 4 of this Schedule 13D.

Parent, HIG Wtech and HIG Wtech Partners were formed for the specific purpose of consummating the Merger and the other transactions contemplated by the Merger Agreement. Parent is owned 56% by HIG Wtech and 44% by HIG Wtech Partners.

HIG Wtech and HIG Wtech Partners are controlled by HIG Capital Partners. The general partner of HIG Capital Partners is H.I.G. Advisors III, L.L.C., a limited liability company organized under the laws of the State of Delaware (“HIG Advisors”). The manager of HIG Advisors is H.I.G. GP-II, a corporation organized under the laws of the State of Delaware (“HIG GP”).

CUSIP No. 934648304	Page 8 of 15

Anthony A. Tamer and Sami W. Mnaymneh are co-presidents of HIG GP. Each of Messrs. Tamer and Mnaymneh disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons.

WT Acquisition Corp.

Merger Sub is a Nevada corporation which was formed for the specific purpose of consummating the Merger and the other transactions contemplated by the Merger Agreement. Merger Sub is a direct wholly owned subsidiary of Parent. The principal office of Merger Sub is located at 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.

The directors and executive officers of Merger Sub are as follows:

Name	Positions with Merger Sub	Principal Occupation or Employment

Douglas Berman	President, Treasurer, Director	Managing Director of H.I.G. Capital Management, Inc.

Bret Wiener	Vice President, Director	Investment professional with H.I.G. Capital Management, Inc.

Sami Mnaymneh	Director	Managing Partner of H.I.G. Capital Management, Inc.

The business address for each director and executive officer is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.

WT Acquisition Holdings, LLC

Parent is a Delaware limited liability company which was formed for the specific purpose of consummating the Merger and the other transactions contemplated by the Merger Agreement. Parent is owned 56% by HIG Wtech and 44% by HIG Wtech Partners. The principal office of Parent is located at 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.

The manager and executive officers of Parent are as follows:

Name	Positions with Parent	Principal Occupation or Employment

Douglas Berman	President, Treasurer	Managing Director of H.I.G. Capital Management, Inc.

Bret Wiener	Vice President	Investment professional with H.I.G. Capital Management, Inc.

Sami Mnaymneh	Manager	Managing Partner of H.I.G. Capital Management, Inc.

The business address for each director and executive officer is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.

H.I.G. Wtech, Inc.

CUSIP No. 934648304	Page 9 of 15

HIG Wtech is a corporation organized under the laws of the Cayman Islands which was formed for the specific purpose of consummating the Merger and the other transactions contemplated by the Merger Agreement. HIG Capital Partners and HIG Investment Group III, L.P., a limited partnership organized under the laws of the Cayman Islands (“HIG Investment Group”) own approximately 50% and 12%, respectively, of the outstanding capital stock of HIG Wtech. The remaining capital stock of HIG Wtech is owned by unaffiliated investors and is non-voting. The principal office of HIG Wtech is located at 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.

The directors and executive officers of HIG Wtech are as follows:

Name	Positions with HIG Wtech	Principal Occupation or Employment

Anthony Tamer	Co-President, Director	Managing Partner of H.I.G. Capital Management, Inc. since 1993

Sami Mnaynmeh	Co-President, Director	Managing Partner of H.I.G. Capital Management, Inc. since 1993

The business address for each director and executive officer is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.

H.I.G. Wtech Partners, Inc.

HIG Wtech Partners is a corporation organized under the laws of the Cayman Islands which was formed for the specific purpose of consummating the Merger and the other transactions contemplated by the Merger Agreement. HIG Wtech Partners is a direct wholly owned subsidiary of HIG Capital Partners. The principal office of HIG Wtech Partners is located at 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.

The directors and executive officers of HIG Wtech Partners are as follows:

Name	Positions with HIG Wtech Partners	Principal Occupation or Employment

Anthony Tamer	Co-President, Director	Managing Partner of H.I.G. Capital Management, Inc. since 1993

Sami Mnaynmeh	Co-President, Director	Managing Partner of H.I.G. Capital Management, Inc. since 1993

The business address for each director and executive officer is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131. HIG Capital Partners owns 100% of the outstanding capital stock of HIG Wtech Partners.

H.I.G. Capital Partners III, L.P.

HIG Capital Partners is a limited partnership organized under the laws of the State of Delaware. Its principal business is as a private equity investment company. It owns 100% of HIG Wtech Partners and approximately 50% of HIG Wtech. The principal business address of HIG Capital Partners, which also serves as its principal office, is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.

H.I.G. Advisors III, L.L.C.

HIG Advisors III is a limited liability company organized under the laws of the State of Delaware. Its principal business is as a private equity management company. It is the general partner of HIG Capital Partners. The principal business address of HIG Advisors, which also serves as its principal office, is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.

H.I.G. GP-II, Inc.

CUSIP No. 934648304	Page 10 of 15

HIG GP is a corporation organized under the laws of Delaware. Its principal business is to serve as an investment management company for several affiliates. It is the general partner of HIG Associates. The principal business address of HIG GP, which also serves as its principal office, is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.

The directors and executive officers of HIG GP are as follows:

Name and Address	Positions with HIG GP	Principal Occupation or Employment
Anthony Tamer	Co-President, Director	Managing Partner of H.I.G. Capital Management, Inc. since 1993
Sami Mnaynmeh	Co-President, Director	Managing Partner of H.I.G. Capital Management, Inc. since 1993

The business address for each director and executive officer is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.

Sami Mnaymneh and Anthony Tamer

Messrs. Sami Mnaymneh and Anthony Tamer are the two lead principals of various entities known as “H.I.G.,” including several investment funds and entities that hold minority and majority positions in a number of companies. Additionally, as noted in “H.I.G. GP-II, Inc.” above, Mr. Tamer is President and Mr. Mnaymneh is Vice President and Secretary of HIG GP.

Sami Mnaymneh is a co-founding partner of H.I.G. Capital Management, Inc. and has served as a Managing Partner of the firm since 1993. He has been an active investor in a number of sectors including telecommunications services and information technology, and has been extensively involved in H.I.G.’s industry consolidation investments. Prior to co-founding H.I.G., Mr. Mnaymneh was a Managing Director in the Mergers & Acquisitions department at the Blackstone Group, a New York based merchant bank, where he specialized in providing financial advisory services to Fortune 100 companies.

Anthony Tamer is a co-founding partner of H.I.G. Capital Management, Inc. and has served as a Managing Partner of the firm since 1993. He has led a number of successful investments at H.I.G. in both the management buyouts and venture capital arenas. Mr. Tamer has extensive experience working with, and coaching, early stage and middle-market companies. He is a board member of several H.I.G. portfolio companies. Prior to co-founding H.I.G., Mr. Tamer was partner at Bain & Company. His focus at Bain & Company was on developing business unit and operating strategies, improving clients’ competitive positions, implementing productivity improvement and cycle time reduction programs, and leading acquisition and divestiture activities for Fortune 500 clients.

None of the persons for whom information is provided in this Item 2 (1) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each natural person for whom information is provided in this Item 2 is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration

No funds were required in connection with the acquisition of beneficial ownership by the Reporting Persons pursuant to the Stockholder Voting Agreements. The amount of funds required by Parent to pay the aggregate consideration pursuant to the Merger Agreement and the transactions contemplated thereby, and pay fees and expenses relating to the Merger will be approximately $15 million. Parent currently intends to obtain all of such

CUSIP No. 934648304	Page 11 of 15

funds through a combination of (i) debt financing to be provided by one or more groups of lenders and (ii) equity financing to be provided by HIG Capital Partners, HIG Investment Group and certain individual investors.

Item 4. Purpose of Transaction

On June 7, 2006, Parent, Merger Sub and the Company entered into an Agreement and Plan of Merger, a copy of which is attached hereto as Exhibit 99.1 (the “Merger Agreement”), pursuant to which Merger Sub, a wholly owned subsidiary of Parent, will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). Following the consummation of the Merger, the Company will be a wholly owned subsidiary of Parent. Under the terms of the Merger Agreement, each existing share of Common Stock, other than shares held by Parent or its affiliates, treasury shares and dissenting shares, will be converted into the right to receive $0.75 in cash, without interest (the “Merger Consideration”). In addition, all outstanding options for Common Stock will be converted into the right to receive the Merger Consideration less the exercise price of such options. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the existing shareholders of the Company.

Pursuant to the Merger Agreement, the board of directors of Merger Sub at the effective time of the Merger will become the board of directors of the Company. In addition, at the effective time of the Merger, the certificate of incorporation and bylaws of the Company will be amended and restated at the effective time of the Merger to conform to the certificate of incorporation of the Merger Sub. If the Merger is consummated, the Common Stock will no longer be traded on the OTC Bulletin Board and will be deregistered under Section 12(g)(4) of the Exchange Act.

In connection with the execution of the Merger Agreement, certain of the Company's principal stockholders holding in the aggregate 35.5% of the Company's issued and outstanding common stock (the “Principal Stockholders”) entered into stockholder voting agreements with Parent and/or Parent and the Company (the “Company Stockholder Agreements”), pursuant to which, among other things, the Principal Stockholders agreed to vote their shares of common stock in favor of the Merger and against any other acquisition proposal for a period of twelve months following termination of the Merger Agreement except in certain circumstances. In the Company Stockholder Agreement with Joel San Antonio, the Company's Chairman and Chief Executive Officer, Mr. San Antonio granted an option to Parent to purchase his shares for $0.75 per share exercisable currently and for a period of twelve months following termination of the Merger Agreement. In addition, Parent agreed to grant to Mr. San Antonio, after the effective time of the Merger, a common equity award equal to 22.5% of the common equity interests in Parent. William Tweed, a former director of the Company, and an additional stockholder of the Company also entered into an agreement containing the terms of the Company Stockholder Agreements, and also granted an option to Parent to purchase their shares for $0.75 per share exercisable currently for a period of twelve months following termination of the Merger Agreement.

In connection with the Merger, the outstanding indebtedness of the Company and its subsidiaries to Great American Insurance Company, GAI Warranty Company, GAI Warranty Company of Florida and GAI Warranty Company of Canada (collectively, “GAI”) through March 1, 2006 is being consolidated under a single term promissory note between GAI, the Company and such subsidiaries (the “Term Note”), which is secured by a first priority, continuing security interest in and to all of the tangible and intangible assets of the Company and its subsidiaries granted to GAI under the terms of a security agreement by and between GAI, the Company and its subsidiaries (the “Security Agreement”). All principal and interest under the Term Note is due and payable in 120 days. The Term Note is in full novation of any and all other debt instruments and obligations to repay indebtedness between GAI and the Company and its subsidiaries through March 1, 2006. The Term Note and Security Agreement contain customary representations and warranties, affirmative and negative covenants and events of default.

Contemporaneously with the execution of the Merger Agreement, GAI sold to Wtech Holdings, LLC (“Wtec Holdings”), an affiliate of Parent, all of its rights and obligations under the Term Note and Security Agreement, whereupon Wtech Holdings became the primary secured lender to, and creditor of, the Company and its subsidiaries. The Company is not a party to the agreement providing for the sale and transfer of GAI's rights under the Term Note and the Security Agreement, although the Company granted its consent with respect thereto.

CUSIP No. 934648304	Page 12 of 15

The foregoing description of the Merger Agreement, the Company Stockholder Agreements and the consolidation of the indebtedness of the Company and its subsidiaries owed to GAI is qualified in its entirety by reference to the Merger Agreement, the Company Stockholder Agreements, the Term Note and the Security Agreement, forms of which are filed as Exhibits 99.1 through Exhibit 99.6 hereto, and are incorporated herein by reference.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)           As a result of the Stockholder Voting Agreements, the Reporting Persons may be deemed to be the beneficial owners of 5,034,990 shares of Common Stock, which represents in the aggregate approximately 35.5% of the outstanding shares of Common Stock. Pursuant to the Stockholder Voting Agreements with Mr. San Antonio, Mr. Tweed and one additional stockholder, Parent has an option to acquire an aggregate of 4,584,190 shares of Common Stock, which represents in the aggregate approximately 32.3% of the outstanding shares of Common Stock for $0.75 per share, which option is exercisable currently and for a period of twelve months following termination of the Merger Agreement.

(b)           The number of shares of Common Stock of the Company that may be deemed to be beneficially owned by each of the Reporting Persons with respect to which there is (i) sole voting power is 4,584,190, (ii) shared voting power is 5,034,990, (iii) sole dispositive power is 4,584,190, and (iv) shared dispositive power is none.

(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1

Agreement and Plan of Merger, dated as of June 7, 2006, by and among Warrantech
Corporation, WT Acquisition Holdings LLC, and WT Acquisition Corp. (Incorporated
by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on June 8, 2006)

Exhibit 99.2

Form of Stockholder Voting Agreement, dated as of June 7, 2006, by and between
WT Acquisition Holdings, LLC and a stockholder of Warrantech Corporation.
(Incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by the Company on June 8, 2006)

Exhibit 99.3

Stockholder Voting and Option Agreement, dated as of June 7, 2006, by and among
Warrantech Corporation, WT Acquisition Holdings, LLC and Joel San Antonio.
(Incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by the Company on June 8, 2006)

Exhibit 99.4

Stockholder Voting and Option Agreement, dated as of June 7, 2006, by and among
Warrantech Corporation, WT Acquisition Holdings, LLC and William Tweed.
(Incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by the Company on June 8, 2006)

CUSIP No. 934648304	Page 13 of 15

Exhibit 99.5	Term Note, dated June 7, 2006, by and among GAI, the Company and its subsidiaries. (Incorporated by reference to Exhibit 99.6 to the Current Report on Form 8-K filed by the Company on June 8, 2006)
Exhibit 99.6

Security Agreement, dated June 7, 2006, by and among GAI, the Company and its subsidiaries. (Incorporated by reference to Exhibit 99.7 to the Current Report on Form 8-K filed by the Company on June 8, 2006)

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2006

WT ACQUISITION HOLDINGS, LLC
/s/ Douglas Berman

Name: Douglas Berman
Title: President

H.I.G. WTECH, INC.

/s/ Sami W. Mnaymneh

Name: Sami W. Mnaymneh
Title: Co-President

H.I.G. WTECH PARTNERS II, INC.
/s/ Sami W. Mnaymneh

Name: Sami W. Mnaymneh
Title: Co-President

H.I.G. CAPITAL PARTNERS III, L.P.
By: H.I.G. Advisors III, L.L.C., its general partner
By: H.I.G. GP-II, Inc., its manager
/s/ Sami W. Mnaymneh

Name: Sami W. Mnaymneh
Title: Co-President

EXHIBIT INDEX

Exhibit Number	Exhibit Name
Exhibit 99.1

Agreement and Plan of Merger, dated as of June 7, 2006, by and among Warrantech Corporation, WT Acquisition Holdings, LLC and WT Acquisition Corp. (Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on June 8, 2006)

Exhibit 99.2

Form of Stockholder Voting Agreement, dated as of June 7, 2006, by and between WT Acquisition Holdings, LLC and a stockholder of Warrantech Corporation. (Incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by the Company on June 8, 2006)

Exhibit 99.3

Stockholder Voting and Option Agreement, dated as of June 7, 2006, by and among Warrantech Corporation, WT Acquisition Holdings, LLC and Joel San Antonio. (Incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by the Company on June 8, 2006)

Exhibit 99.4

Stockholder Voting and Option Agreement, dated as of June 7, 2006, by and among Warrantech Corporation, WT Acquisition Holdings, LLC and William Tweed. (Incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by the Company on June 8, 2006)

Exhibit 99.5	Term Note, dated June 7, 2006, by and among GAI, the Company and its subsidiaries. (Incorporated by reference to Exhibit 99.6 to the Current Report on Form 8-K filed by the Company on June 8, 2006)
Exhibit 99.6

Security Agreement, dated June 7, 2006, by and among GAI, the Company and its subsidiaries. (Incorporated by reference to Exhibit 99.7 to the Current Report on Form 8-K filed by the Company on June 8, 2006)